

March 30, 2012

Via E-mail
Mr. Jun Wang
Chief Executive Officer
SmartHeat Inc.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141

>   **Re: SmartHeat Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 15, 2011**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
>   **Filed November 8, 2011**
>   **File No. 1-34246**

Dear Mr. Wang:

   We have reviewed your response letter dated March 16, 2012 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 32

General

1.   We note your response to prior comment one from our letter dated March 2, 2012. As proposed in your response, please file an amendment to your Form 10-K for the fiscal year ended December 31, 2010 to revise your conclusions as to the effectiveness of your disclosure controls and procedures and internal controls over financial reporting. Additionally, please file an amendment to each of your Forms 10-Q for the fiscal periods ended March 31, 2011, June 30, 2011 and September 30, 2011 to revise your conclusion as to the effectiveness of your disclosure controls and procedures at each quarter end. We remind you that the amendments must contain the complete text of the "Item" being amended and currently dated certifications that refer to the amended form.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 28

2.   We note your response to prior comment two from our letter dated March 2, 2012. Please tell us why during your inventory impairment analysis, your evaluation only includes raw materials and inventory stored over one year, rather than all inventory, including inventory ordered in advance.

3.   We remind you that your disclosures regarding your 2011 inventory impairment charge should include a detailed discussion of how the impairment amount was determined, including the assumption used in your analysis, as well as how you determined that the fourth quarter timing of your impairment charge was appropriate.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

    You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief

cc: Robert Newman, Esq.
       Newman & Morrison LLP